Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES SECOND QUARTER 2016

FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (August 10, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and six months ended June 30, 2016. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and six months ended June 30, 2016 and 2015. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

SECOND QUARTER 2016 HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	48,285	88,941	103,443	179,127
Funds flow from operations (2)	9,048	28,378	21,924	53,235
Per basic share (3)	$0.05	$0.15	$0.11	$0.28
Per diluted share (3)	$0.05	$0.15	$0.11	$0.28
Cash flow from operating activities	7,675	16,475	18,008	39,027
Per basic share (3)	$0.04	$0.09	$0.09	$0.20
Per diluted share (3)	$0.04	$0.09	$0.09	$0.20
Adjusted net loss (2)	(32,254)	(16,414)	(48,283)	(30,401)
Per basic share (3)	($0.17)	($0.09)	($0.25)	($0.16)
Per diluted share (3)	($0.17)	($0.09)	($0.25)	($0.16)
Net loss	(55,193)	(24,427)	(35,846)	(37,116)
Per basic share (3)	($0.28)	($0.13)	($0.19)	($0.19)
Per diluted share (3)	($0.28)	($0.13)	($0.19)	($0.19)
Capital – exploration and development	7,766	37,454	36,784	118,799
Capital – corporate assets	23	1,957	54	3,111
Property acquisitions	(2)	48	1	749
Capital expenditures – cash	7,787	39,459	36,839	122,659
Property dispositions – cash	(77,704)	(1,790)	(77,829)	(1,811)
Total net capital expenditures – cash	(69,917)	37,669	(40,990)	120,848
Property acquisitions – non-cash	29,178	-	29,178	-
Other non-cash items	(390)	(3,921)	1,554	3,554
Total capital expenditures – net (2)	(41,129)	33,748	(10,258)	124,402
Bank debt	314,187	387,132	314,187	387,132
Senior Notes	313,279	298,125	313,279	298,125
Adjusted working capital deficiency (2)	10,559	30,276	10,559	30,276
Total net debt (2)	638,025	715,533	638,025	715,533
Total assets	1,607,674	2,233,516	1,607,674	2,233,516
Total shareholders’ equity	806,534	1,214,627	806,534	1,214,627

SELECTED OPERATING RESULTS		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,550	11,477	10,554	12,058
Natural gas	(mcf/d)	164,699	173,693	166,077	182,085
Total oil equivalent	(boe/d) (4)	38,000	40,426	38,234	42,406
Average realized prices
Crude oil and condensate	($/bbl)	49.32	66.95	44.10	57.69
Crude oil and condensate (including risk management (1))	($/bbl)	48.66	66.73	43.65	58.28
NGLs (excluding condensate)	($/bbl)	13.05	15.15	11.74	16.69
Crude oil, condensate and NGLs	($/bbl)	25.57	37.77	23.42	35.14
Natural gas	($/mcf)	1.50	2.91	1.75	2.95
Natural gas (including risk management (1))	($/mcf)	2.34	2.94	2.38	2.99
Total oil equivalent	($/boe) (4)	13.60	23.23	14.06	22.66
Total oil equivalent (including risk management (1))	($/boe) (4)	17.19	23.30	16.74	22.98

Net wells drilled		0.0	2.8	5.7	6.0
Selected Key Operating Statistics
Operating netback (2)	($/boe) (4)	3.58	11.92	5.05	10.42
Operating netback (2) (including risk management (1))	($/boe) (4)	7.17	11.99	7.73	10.74
Transportation expense	($/boe) (4)	0.87	1.26	0.90	1.24
Production expense	($/boe) (4)	8.46	8.58	7.91	8.57
General & administrative expense	($/boe) (4)	1.41	1.81	1.35	1.82
Royalties as a % of sales (after transportation)		8%	11%	8%	15%
COMMON SHARES
Common shares outstanding		212,511,486	191,963,910	212,511,486	191,963,910
Share options outstanding		11,518,167	13,847,836	11,518,167	13,847,836
Fully diluted common shares outstanding		224,029,653	205,811,746	224,029,653	205,811,746
Weighted average shares (3)		193,770,290	191,960,174	192,867,100	191,956,654
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High		1.68	4.05	1.99	4.46
Low		1.17	2.87	1.11	2.38
Close		1.27	2.91	1.27	2.91
Average daily volume		2,566,699	1,852,296	2,309,273	2,382,730
NYSE
(US$, except volumes) based on intra-day trading
High		1.30	3.38	1.48	3.81
Low		0.90	2.31	0.75	1.86
Close		0.99	2.33	0.99	2.33
Average daily volume		727,342	733,698	1,354,830	809,725

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

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(2) The terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit (loss)”, “total net debt”, “operating netbacks”, “total capital expenditures – net”, “adjusted working capital deficiency (excess)”, and “total revenue" do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

(3) Basic weighted average shares for the three and six months ended June 30, 2016 were 193,770,290 (2015: 191,960,174) and 192,867,100 (2015: 191,956,654), respectively.

In computing weighted average diluted loss per share, weighted average diluted adjusted net loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and six months ended June 30, 2016, a total of nil (2015: nil) and nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 193,770,290 (2015: 191,960,174) and 192,867,100 (2015: 191,956,654), respectively.

(4) A boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(5) TSX and Other include the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

In the second quarter of 2016, Bellatrix continued to proactively execute on its strategy to reduce debt and focus on optimization initiatives. As is customary during spring-break up, the Company curtailed capital activity in the second quarter, and instead focused on a number of optimization initiatives, including the completion of 65 plunger lift installations and 15 wellbore cleanouts. These optimization efforts effectively attenuated the Company’s corporate decline rate, resulting in production volumes being maintained at 38,000 boe/d without drilling a single well in the second quarter of 2016. First half 2016 production averaged 38,234 boe/d, exceeding first half guidance of 38,000 boe/d despite having underspent forecast capital expenditures in both the first and second quarters of 2016 relative to plan.

Additionally, during the second quarter and subsequent to June 30, 2016, Bellatrix completed four strategic transactions which collectively have generated total gross proceeds of approximately $267.5 million, increased operated volumes, cash flow and reserves, and enhanced liquidity, all while preserving the Company’s core asset base and long term value platform. These strategic transactions include the monetization of certain production facilities for $75 million (the “Facilities Monetization”), the acquisition of approximately 2,000 boe/d of complementary Spirit River producing assets (the “Grafton Acquisition”), the sale of a 35% minority working interest in the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant") for $112.5 million (the “Alder Flats Plant Sale”), and two financing transactions which combined have raised $80 million in gross proceeds.

On a pro forma basis, these transactions have helped deliver a reduction in total bank debt outstanding from $314 million at the end of the second quarter 2016 down to approximately $122 million, representing a reduction of 61% or $192 million at August 9, 2016. As a result of these strategic steps to reduce debt and re-position the Company, Bellatrix expects to regain a growth trajectory heading into 2017 through focused investment in the Spirit River liquids-rich natural gas play, which is one of the lowest supply cost natural gas plays in North America.

ACHIEVED MATERIAL DEBT REDUCTION AND ENHANCED LIQUIDITY THROUGH STRATEGIC TRANSACTIONS

Bellatrix has remained focused on debt reduction and liquidity enhancing initiatives through 2016. Accomplishments year to date include:

•	the Facilities Monetization completed on May 3, 2016 which generated cash proceeds of $75 million. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the eight year term of the agreement.

•	the Grafton Acquisition which involved the acquisition of approximately 2,000 boe/d of operated producing assets from Grafton Energy Co. I Ltd. (“Grafton”) for consideration of $29.2 million satisfied on a cash-free basis through the issuance of common shares of Bellatrix, which closed on June 22, 2016. The transaction is consistent with Bellatrix's strategy to consolidate operated production and acreage within the Company’s core area at attractive metrics. The transaction adds highly complementary production and reserves which are expected to be processed through Bellatrix owned infrastructure and facilities and expected to have no incremental impact on general and administrative costs.

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•	the Alder Flats Plant Sale which involved the sale of a 35% minority interest in the Alder Flats Plant to Keyera Partnership ("Keyera") for cash consideration of $112.5 million, which closed on August 9, 2016. Following the transaction, Bellatrix remains operator of the Alder Flats Plant, maintains a 25% working interest ownership, and retains the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the 10 year agreement with Keyera at a cost of $8 million. The $112.5 million of cash consideration includes a prepayment by Keyera for 35% of the estimated future construction costs of Phase 2 of the Alder Flats Plant. Net proceeds from the sale were used to repay bank indebtedness.

•	on August 9, 2016, Bellatrix closed two financings (together, the “Offerings”) for gross proceeds of $80 million. The Offerings included the issuance of $50 million principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 25,000,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipt for gross proceeds of approximately $30 million. As a result of the completion of the Alder Flats Plant Sale, the maturity date of the Debentures has automatically been extended to September 30, 2021 and the Subscription Receipts have automatically converted into Common Shares. Net proceeds from the Offerings of approximately $76.0 million were used to repay bank indebtedness. In connection with the Offerings, Bellatrix has granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional $4.5 million of Subscription Receipts and $7.5 million principal amount of Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. If the Over-Allotment Option is exercised in full, gross proceeds from the Offerings would increase by $12 million to $92 million.

Subsequent to the end of the second quarter, Bellatrix completed its semi-annual borrowing base redetermination and the renewal of its syndicated credit facilities (the "Credit Facilities"). Effective July 15, 2016, total commitments under the Company's Credit Facilities were set at $365 million, comprised of a $210 million revolving facility (the "Revolving Facility") with an extendible maturity date currently set at July 1, 2017, and a $155 non-revolving facility (the "Term Facility") with a maturity date set at November 11, 2016. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

DELIVERED ON GUIDANCE

Second quarter 2016 production averaged 38,000 boe/d (72% natural gas weighted), which combined with first quarter volumes contributed to first half average production volumes of 38,234 boe/d, exceeding first half 2016 guidance of 38,000 boe/d while underspending the first half capital budget by approximately 8%. Bellatrix exercised sagacious capital restraint given low commodity prices as evidenced by the Company having underspent forecast capital expenditures in both the first and second quarters of 2016, while effectively maintaining production volumes at or above corporate guidance.

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Activity in the second quarter of 2016 remained focused on optimization of existing assets given curtailed development drilling activity. Improving wellbore dynamics through the installation of plunger lift systems, wellbore cleanouts and the repositioning of pumps to optimize daily rate have contributed to further attenuation of the base corporate decline rate. Further optimization initiatives including gathering system modelling and the subsequent redirection of hydrocarbon directional flows have maximized deliverability of Bellatrix operated production across the gathering system. Active management of nominations during the ongoing restrictions of firm capacity on the Nova Gas Transmission Ltd. (“NGTL”) system has minimized production impacts. The aforementioned production initiatives have delivered positive results, with first half average production meeting Company guidance despite the shut in of minor non-core properties in Southern Alberta due to persistently low gas prices through the first and second quarters.

Production expenses in the first half of 2016 averaged $7.91/boe, slightly ahead of Company guidance. The Facilities Monetization impacted the cost structure in the first half of 2016 and the Alder Flats Plant Sale is anticipated to impact production expenses in the second half of 2016 as outlined within the Company’s updated outlook. Bellatrix expects that upon completion of Phase 2 of the Alder Flats Plant, production expenses will realize a favourable step change reduction given the incremental 30 MMcf/d ownership capacity net to Bellatrix’s 25% working interest.

First Half 2016 Actual Performance versus Guidance

	First Half 2016 Results	First Half 2016 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Mid-point (+/- 500 boe/d)	38,234	38,000	+1%
Natural gas weighting	72%	72%	-
Net capital spending ($ millions) (1)	$37	$40	-8%
Production expenses(2) ($/boe)	$7.91	$7.50	+5%

 (1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Production expenses before net processing revenue/fees.

CONTINUOUS EMPHASIS ON COST CONTAINMENT AND REDUCTIONS

Weak commodity prices persisted through the second quarter of 2016, most notably for natural gas prices with AECO daily and monthly indices averaging $1.39/mcf and $1.25/mcf, respectively, down 24% and 41% compared to first quarter 2016 pricing and down 48% and 53%, respectively, compared with pricing in the second quarter 2015. Despite continued commodity price volatility and weakness, Bellatrix continued its focus on reducing and sustaining low costs across all business units during the second quarter of 2016. In the first half of 2016 compared with the first half of 2015, Bellatrix achieved:

•	Production expenses of $7.91/boe, a reduction of 8% from $8.57/boe

•	Transportation expenses of $0.90/boe were down 27% from $1.24/boe

•	Royalty expenses of $1.01/boe, a reduction of 68% from $3.11/boe

•	General and administrative (“G&A”) costs of $1.35/boe, down 26% from $1.82/boe

•	Capital costs per well drilled were reduced by approximately 22%

ALDER FLATS PHASE 2 TO DELIVER ENHANCED REVENUE GENERATION AND REDUCED COSTS

Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, scheduled for completion in the first half 2018. Bellatrix invested approximately $5.1 million in the second quarter 2016 in facilities and infrastructure related capital including $4.3 million directly in Phase 2 of the Alder Flats Plant.

The Phase 2 expansion project is similar in size and process to Phase 1, however Phase 2 is engineered with a colder process to provide deeper liquids extraction capability with approximately 57% ethane extraction expected, versus approximately 19% ethane extraction engineered within Phase 1. Bellatrix entered into long term NGL fractionation and ethane pricing agreements for both Phase 1 and Phase 2 of the Plant, therefore expects to benefit from enhanced liquids extraction and revenue capture upon completion of Phase 2 in the first half of 2018.

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With an expected increase in available throughput at the Alder Flats Plant by approximately 30 MMcf/d to 57.5 MMcf/d net to Bellatrix’s 25% net ownership interest, corporate operating costs are expected to recognize a step change reduction in the first half of 2018 further enhancing the Company’s long term competitiveness. The reduced cost profile further enhances rate of return expectations on drilling projects in the greater Ferrier area and on future development drilling within liquids rich natural gas formations such as the Spirit River and Cardium where Bellatrix holds an estimated inventory of approximately 521 net identified locations within close proximity to the Company’s core consolidated infrastructure and facility network.

Utilization remained strong at the Alder Flats Plant in the second quarter of 2016 averaging over 97% and since July 2015 the Plant has efficaciously averaged 100% capacity utilization. The Alder Flats Plant not only provides a strategic cost benefit but also provides Bellatrix the ability to re-direct additional natural gas volumes to the Plant during periods of third party facility constraints and unplanned downtime.

STRONG HEDGE PORTFOLIO

A pillar of Bellatrix’s strategic planning is an active risk management policy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. As at August 9, 2016 Bellatrix had strong risk management protection in place for the second half of 2016 with approximately 60% of gross natural gas volumes hedged at an average fixed price of approximately $2.96/mcf, based upon forecast second half of 2016 average production volumes of 34,500 boe/d (74% natural gas weighted). Additionally, Bellatrix maintains a firm level of risk management protection in 2017 with approximately 35% of gross natural gas volumes hedged at an average fixed price of approximately $3.37/mcf, based on forecast December 2016 average production volumes of 36,500 boe/d (74% natural gas weighted). Bellatrix did not add to its risk management portfolio during the second quarter given weak spot and forward strip natural gas prices. At August 1, 2016 the 2017 AECO forward strip had improved by approximately 10% compared with forward strip pricing on April 1, 2016. Management continues to monitor market pricing with the intent to enhance Bellatrix’s level of risk management protection in 2017 and further fortifying the portfolio with an inaugural base level of 2018 risk management protection over the next several quarters.

As at August 9, 2016, Bellatrix was party to a series of commodity price risk management contracts for 2016 and 2017 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	July 1, 2016 to September 30, 2016	95.3 MMcf/d	$2.91/mcf
Natural gas	Fixed price swap	October 1, 2016 to December 31, 2016	84.3 MMcf/d	$3.02/mcf
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	54.4 MMcf/d	$3.37/mcf
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	40.1 MMcf/d	US$0.78/mcf
Crude oil	WTI basis swap (2)	July 1, 2016 to September 30, 2016	2,000 bbl/d	US$4.05/bbl
Crude oil	WTI basis swap (2)	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$4.05/bbl

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.6Mj/m3.

(2) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

SAFE AND RESPONSIBLE OPERATIONS

Although weak commodity prices have reduced industry exploration and development activity, the expectations set for environmental, safety, and regulatory activity continues to increase given heightened obligations and directives as set out in existing and new requirements. To that end, Bellatrix is pleased to announce second quarter 2016 results were achieved with no lost time incidents, and no material environmental or regulatory events. Bellatrix continues to execute on our Inactive Well Compliance Program (“IWCP”), have achieved our target quota in year one, and have an effective proactive strategy in place to ensure the Company successfully achieves compliance again in year two. In July, the Alberta Energy Regulator (“AER”) assessed Bellatrix’s Liability Management Ratio (“LMR”) at 8.8, more than double the industry average LMR of 4.2, and significantly above the Industry LMR Threshold of 1.0 demonstrating a continued strong LMR position.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production volumes in the second quarter of 2016 averaged 38,000 boe/d (72% natural gas weighted). Production volumes in the quarter were relatively flat compared with first quarter 2016 production levels reflecting the impact of first quarter drilling activity and optimization activities in the second quarter which have assisted in attenuating the corporate production decline rate.

•	Total cash capital expenditures were $7.8 million (excluding acquisitions) in the second quarter of 2016 including $5.1 million on facilities and equipment. Capital spending in the quarter was focused on optimization activity as there was no drilling activity in the quarter. Bellatrix curtailed development drilling activity in the quarter given low commodity prices and the seasonal spring break up period where mobilization costs for equipment can be higher than in the fall and winter seasons. Facilities related investment was focused principally on the Phase 2 expansion project of the Alder Flats Plant.

•	Total revenue decreased by 46% to $48.3 million for the three months ended June 30, 2016, compared to $88.9 million realized in the second quarter of 2015, mainly attributable to Canadian light crude blend prices decreasing 20%, natural gas AECO daily index decreasing 48%, and realized NGL prices decreasing 14% in the comparable periods.

•	Operating costs in the second quarter of 2016 averaged $8.46/boe, reduced from $8.58/boe compared with second quarter 2015 average operating costs. The reduction in production expenses between periods was primarily attributable to cost reductions realized through the operation of the Alder Flats Plant and continued field optimization work.

•	The corporate royalty rate in the second quarter of 2016 averaged 8% of sales (after transportation), compared with 11% in the comparative quarter of 2015. Lower average royalty rates year over year reflect the impact of lower commodity prices as well as increased gas cost allowance (“GCA”) credits associated with prior period infrastructure and facilities investments by Bellatrix.

•	The corporate operating netback realized (after risk management) for the second quarter of 2016 was $7.17/boe, down 40% compared with $11.99/boe in the comparative quarter of 2015. The decrease in operating netback was primarily attributable to the 41% decline in total corporate realized pricing (before hedges) over the comparative periods. However, Bellatrix mitigated the impact of lower commodity prices on its realized operating netbacks through reduced operating costs, lower transportation costs, reduced royalty rates, and higher realized risk management gains in the second quarter 2016 compared with the second quarter 2015.

•	Net G&A expenses (after capitalized costs and recoveries) in the second quarter of 2016 were $4.9 million ($1.41/boe), compared to $6.7 million ($1.81/boe) in the comparative quarter of 2015. The overall decrease in G&A expenditures was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses in the last half of 2015 and the first half of 2016, which more than offset reduced recoveries from partners associated with lower capital spending in 2016 as compared to 2015.

•	Funds flow from operations generated in the three months ended June 30, 2016 was $9.0 million ($0.05 per basic and diluted share), a decrease of 68% from $28.4 million ($0.15 per basic and diluted share) in the second quarter of 2015. The variance principally results from the 41% decline in corporate realized pricing over the comparative periods, partially mitigated by lower operating, transportation and royalty expenditures.

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•	The adjusted net loss was $32.3 million in the second quarter 2016 compared to an adjusted net loss of $16.4 million in the comparable period of 2015. The variance in adjusted net loss recorded in the second quarter of 2016 compared to adjusted net loss in the same period in 2015 was the result of the decrease in revenue attributed to reduced commodity prices, partially offset by decreased cash costs.

•	Second quarter 2016 net loss was $55.2 million compared to a net loss of $24.4 million in the second quarter of 2015. The variance in second quarter periods was primarily due to decreased revenue attributed to reduced commodity prices and losses on property dispositions recorded in the second quarter of 2016.

•	Total net debt as at June 30, 2016 of $638.0 million declined by $75.8 million compared with March 31, 2016 net debt of $713.8 million. The reduction in total net debt is principally related to the completed Facilities Monetization for gross proceeds of $75 million. Subsequent to June 30, 2016, Bellatrix completed both the Alder Flats Plant Sale and the Offerings which have generated gross proceeds of approximately $192.5 million. Bellatrix intends to use the cash proceeds from the Alder Flats Plant Sale and the Offering to partially repay bank indebtedness.

•	For the trailing twelve months ending June 30, 2016, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 2.79 times, within the financial covenant of 3.5 times as permitted by the Credit Facilities. Pro forma the Alder Flats Plant Sale and the Offerings, Bellatrix’s Senior Debt to EBITDA ratio would have been approximately 1.43 times as at June 30, 2016.

OUTLOOK

In response to unsustainably low natural gas prices forecast through the summer and into the fall, Bellatrix has phased its second half 2016 development plans and on-stream delivery of new Spirit River wells to coincide with stronger forecast pricing later in the year. By delaying the on-stream delivery of new flush natural gas production to the latter part of 2016, Bellatrix plans to maximize the rate of return of the second half 2016 capital program. Production volumes are anticipated to wane through the third quarter before regaining a growth trajectory through the fourth quarter. Additionally, the deferral of on-stream activity to late 2016 is expected to position Bellatrix favourably to capitalize on a much stronger natural gas pricing environment in 2017.

The majority of the Company's second half capital budget is expected to be invested directly in drilling, completion and tie-in activity with approximately 19% of total expenditures invested in facilities and infrastructure, including approximately $7 million invested into Phase 2 of the Bellatrix Alder Flats Plant.

Preliminary second half 2016 production expenditure guidance of $9.10/boe reflects the impact from both the $75 million Facilities Monetization and the Alder Flats Plant Sale. Bellatrix expects that upon completion of Phase 2 of the Alder Flats Plant, production expenditures will realize a favourable step change reduction given the incremental 30 MMcf/d ownership capacity net to Bellatrix’s 25% working interest.

	Second Half 2016 Guidance	Full Year Average 2016 Guidance
Average daily production (boe/d)
Second Half of 2016 (+/- 500 boe/d)	34,500	36,250
December month average (+/- 500 boe/d)	36,500	36,500
Natural gas weighting	74%	73%
Net capital spending ($ millions) (1)	$40	$77
Production expenses(2) ($/boe)	$9.10	$8.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Second half net capital budget of up to $40 million, with funding limited to available cash flow.

(2) The Company did not previously provide second half 2016 production expense guidance. Production expenses before net processing revenue/fees and include the forecasted impact of the Alder Flats Plant Sale.

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Bellatrix continues to proactively manage its business through this protracted commodity price cycle and has completed several strategic measures to ensure the Company maintains adequate liquidity and flexibility, while preserving the core asset base and long term value platform of the Company. To that end, management has had to make difficult decisions on how to most effectively reduce outstanding debt and the potentially increasing level of constraint that outstanding debt could have on the business. Management spent a significant amount of effort analyzing and scrutinizing the impact and effect of all of its potential deleveraging options. We believe that the measures undertaken to date have achieved an optimal outcome of materially reducing outstanding debt while preserving ownership of the core foundational asset base of the Company. While we recognize the short term impact some of the measures have taken on a per share basis, we believe the long term value and profitable growth platform of the Company remains largely intact.

With significantly enhanced capital resources, Bellatrix intends on maintaining its strategic focus on investment in the Spirit River liquids-rich natural gas play. Bellatrix has firmly positioned itself to proactively accelerate capital investment decisions into a firmer pricing environment, providing enhanced benefits to shareholders over the near to medium term. With improved capital resources and a significant reduction in debt, ample firm service capacity, firmer natural gas prices and a significant inventory of high rate of return drilling locations in the low cost Spirit River play, Bellatrix is focused on delivering accretive and profitable growth for shareholders. The Company anticipates growth momentum will begin through the end of 2016 as evidenced by our December average production guidance relative to volume expectations in the second half of the year.

In closing I wish to thank our employees, partners and stakeholders for their continued and unrelenting support as we successfully navigate through the commodity price cycle. Bellatrix has completed several transactions which have materially reduced debt while maintaining and preserving the Company’s top tier asset base with a diversified mix of oil and natural gas investment opportunities. We remain confident that our people, financial resources, and asset base collectively will deliver long term sustainable value creation for shareholders.

(“Raymond G. Smith”)

Raymond G. Smith, P.Eng.

President and CEO

August 9, 2016

9

OPERATIONAL REVIEW

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
Crude oil and condensate	(bbl/d)	3,641	5,012	3,811	5,425
NGLs (excluding condensate)	(bbl/d)	6,909	6,465	6,743	6,633
Total crude oil, condensate, and NGLs	(bbl/d)	10,550	11,477	10,554	12,058
Natural gas	(mcf/d)	164,699	173,693	166,077	182,085
Total sales volumes (6:1 conversion)	(boe/d)	38,000	40,426	38,234	42,406

Sales volumes for the three months ended June 30, 2016 averaged 38,000 boe/d, a decrease of 6% from an average of 40,426 boe/d realized in the second quarter of 2015. The volume weighting for crude oil, condensate and NGLs for the three months ended June 30, 2016 was 28%, compared to 28% in the second quarter of 2015.

Sales volumes for the six months ended June 30, 2016, averaged 38,234 boe/d, a decrease of 10% from 42,406 boe/d realized in the first half of 2015. Total crude oil, condensate and NGLs averaged 28% of sales volumes for the six months ended June 30, 2016, compared to 28% in the same period in 2015.

Bellatrix focused operational activity in the first half of 2016 on optimization of existing assets and attenuating base decline rates. Optimization of operations has provided Bellatrix the ability to mitigate downtime, reduce declines, and reduce operating costs across its operating areas. By improving wellbore dynamics through the installation of plunger lift systems, pump/plunger optimizations, and cleanouts, daily rates have been enhanced which have flattened the base decline. Gathering system optimizations through system modelling and subsequent redirection of flows have maximized deliverability of the gathering system. Active management of nominations during the ongoing NGTL restrictions of firm capacity have minimized production impacts as there have also been significant unplanned firm service restrictions on the NGTL system during the second quarter (80-85% of firm transport for several weeks). Despite the shut in of minor non-core properties in Southern Alberta due to persistently low gas prices, Bellatrix first half average production met the guidance range of 37,500 to 38,500 boe/d.

Drilling Activity - 2016

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	0	0.0	-	10	5.7	100%
Total	0	0.0	-	10	5.7	100%

Drilling Activity - 2015

	Three months ended June 30, 2015			Six months ended June 30, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	0	0.0	-	3	1.2	100%
Spirit River liquids-rich natural gas	4	2.8	100%	7	4.8	100%
Total	4	2.8	100%	10	6.0	100%

Bellatrix curtailed development drilling activity in the quarter in response to significantly depressed natural gas prices and the seasonal spring break up period where mobilization costs for equipment can be higher than in the fall and winter seasons. Capital spending in the quarter was focused on optimization activity as there was no drilling activity in the quarter. Bellatrix’s drilling activity in the first six months of 2016 was weighted 100% towards liquids-rich natural gas wells. Three operated Spirit River liquids-rich gas wells were drilled under Bellatrix’s joint venture with Grafton. The Company has continued its focus in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant.

10

In the three months ended June 30, 2015, Bellatrix drilled and/or participated in 4 gross (2.8 net) Spirit River liquids-rich gas wells. During the six months ended June 30, 2015, Bellatrix drilled and/or participated in 10 gross (6.0 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 7 gross (4.8 net) Spirit River liquids-rich gas wells.

Capital Expenditures

Bellatrix curtailed capital activity in the second quarter of 2016 given low commodity prices and the seasonal spring break up period. During the six months ended June 30, 2016, Bellatrix invested $36.8 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $118.8 million in the same period in 2015.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Lease acquisitions and retention	72	(289)	1,025	2,067
Geological and geophysical	(75)	24	53	627
Drilling and completion costs	2,656	16,183	27,568	39,884
Facilities and equipment	5,113	30,175	8,138	84,860
Property transfers – cash	-	(8,639)	-	(8,639)
Capital – exploration and development (1)	7,766	37,454	36,784	118,799
Capital – corporate assets (2)	23	1,957	54	3,111
Property acquisitions	(2)	48	1	749
Total capital expenditures – cash	7,787	39,459	36,839	122,659
Property dispositions – cash	(77,704)	(1,790)	(77,829)	(1,811)
Total net capital expenditures – cash	(69,917)	37,669	(40,990)	120,848
Property acquisitions – non-cash	29,178	-	29,178	-
Other – non-cash (3)	(390)	(3,921)	1,554	3,554
Total non-cash	28,788	(3,921)	30,732	3,554
Total capital expenditures – net (4)	(41,129)	33,748	(10,258)	124,402
(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.
(4)	Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Bellatrix focused its capital activity in the second quarter of 2016 on facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. Bellatrix remains committed to construction of Phase 2 of the Alder Flats Plant, and significant pre-build has already been incorporated into the design and footprint at the Alder Flats Plant site. The combined inlet capacity for Phase 1 and Phase 2 will be a total of 230 MMcf/d with an expected on-stream date for Phase 2 in the first half of 2018, at a remaining net cost to Bellatrix of approximately $41 million, including the amount represented by Keyera’s prepayment.

During the three months ended June 30, 2016, Bellatrix completed a non-cash acquisition within its core Ferrier area of approximately 2,000 boe/d of operated producing assets from Grafton for total consideration of $29.2 million satisfied on a cash-free basis through the issuance of 20,547,576 common shares of Bellatrix. The transaction is consistent with Bellatrix's strategy to consolidate operated production and acreage within the Company’s core area at attractive metrics. Bellatrix sold certain production facilities to a third party midstream company for proceeds of $75 million. Pursuant to the agreement Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period.

Additionally in the quarter, Bellatrix had minor dispositions of both assets and working interest in assets.

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Undeveloped land

At June 30, 2016, Bellatrix had approximately 278,326 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, Adjusted Net Loss and Net Loss

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2016	2015	2016	2015
Funds flow from operations	9,048	28,378	21,924	53,235
Basic ($/share)	0.05	0.15	0.11	0.28
Diluted ($/share)	0.05	0.15	0.11	0.28
Cash flow from operating activities	7,675	16,475	18,008	39,027
Basic ($/share)	0.04	0.09	0.09	0.20
Diluted ($/share)	0.04	0.09	0.09	0.20
Adjusted net loss	(32,254)	(16,414)	(48,283)	(30,401)
Basic ($/share)	(0.17)	(0.09)	(0.25)	(0.16)
Diluted ($/share)	(0.17)	(0.09)	(0.25)	(0.16)
Net loss	(55,193)	(24,427)	(35,846)	(37,116)
Basic ($/share)	(0.28)	(0.13)	(0.19)	(0.19)
Diluted ($/share)	(0.28)	(0.13)	(0.19)	(0.19)

The overall weak global commodity price environment continued through the second quarter of 2016 significantly impacting funds flow from operations and the adjusted net loss of the Company.

Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix generated funds flow from operations of $9.0 million ($0.05 per basic and diluted share) in the second quarter of 2016, a decrease of 68% from $28.4 million ($0.15 per basic and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the second quarters of 2015 and 2016 was mainly attributable to lower realized commodity pricing for crude oil and natural gas and a 6% decrease in sales volumes, partially offset by decreased production, transportation, royalty and general and administrative expenses. Bellatrix’s cash flow from operating activities for the three months ended June 30, 2016 decreased by 53% to $7.7 million ($0.04 per basic and diluted share) from $16.5 million ($0.09 per basic and diluted share) generated in the second quarter of 2015. Bellatrix generated funds flow from operations of $21.9 million ($0.11 per basic share and diluted share) for the six months ended June 30, 2016, a decrease of 59% from $53.2 million ($0.28 per basic share and diluted share) generated during the first six months of 2015. Bellatrix’s cash flow from operating activities in the first half of 2016 decreased by 54% to $18.0 million ($0.09 per basic share and diluted share) from $39.0 million ($0.20 per basic share and diluted share) generated in the comparative 2015 period.

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-deductible tax items of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

12

Adjusted Net Loss

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Net loss	(55,193)	(24,427)	(35,846)	(37,116)
Add (deduct) non-operating items:
Unrealized loss on commodity contracts	29,719	2,341	5,261	611
Unrealized (gain) loss on foreign exchange	1,406	6,279	(16,291)	6,279
Tax impact on non-operating items	(8,186)	(607)	(1,407)	(175)
Adjusted net loss	(32,254)	(16,414)	(48,283)	(30,401)
(1)	Tax impact on non-operating items after adjusting for non-deductible tax items calculated using 27% tax rate.

For the three and six month periods ended June 30, 2016, Bellatrix recognized an adjusted net loss of $32.3 million ($0.17 per basic and diluted share) and $48.3 million ($0.25 per basic and diluted share), compared to an adjusted net loss of $16.4 million ($0.09 per basic and diluted share) and $30.4 million ($0.16 per basic and diluted share) in the comparative 2015 periods, respectively. The variance in adjusted net loss recorded in the first half of 2016 compared to adjusted net loss in the same period in 2015 was the result of the decrease in revenue attributable to the significant reduction in commodity prices partially offset by the decreased cash costs and depletion and depreciation expenses. For the three and six month periods ended June 30, 2016, Bellatrix recognized net losses of $55.2 million ($0.28 per basic share and diluted share) and $35.8 million ($0.19 per basic and diluted share), compared to net losses of $24.4 million ($0.13 per basic and diluted share) and $37.1 million ($0.19 per basic and diluted share) in the comparative 2015 periods, respectively.

Operating Netback – Corporate

	Three months ended June 30,		Six months ended June 30,
($/boe)	2016	2015	2016	2015
Sales (1)	13.96	24.18	14.87	23.34
Production	(8.46)	(8.58)	(7.91)	(8.57)
Transportation	(0.87)	(1.26)	(0.90)	(1.24)
Royalties	(1.05)	(2.42)	(1.01)	(3.11)
Operating netback before risk management	3.58	11.92	5.05	10.42
Realized risk management gain	3.59	0.07	2.68	0.32
Operating netback after risk management	7.17	11.99	7.73	10.74

(1) Sales includes other income

The corporate operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the second quarter of 2016 averaged $3.58/boe, a decrease of 70% from the $11.92/boe realized during the same period in 2015. After including commodity risk management contracts, the corporate operating netback for the three months ended June 30, 2016 was $7.17/boe compared to $11.99/boe in the second quarter of 2015.

Bellatrix’s corporate operating netback before commodity price risk management contracts for crude oil and natural gas during six months ended June 30, 2016, averaged $5.05/boe; a decrease of 52% compared to $10.42/boe in the first half of 2015. After including commodity risk management contracts, the corporate operating netback for the six months ended June 30, 2016 was $7.73/boe compared to $10.74/boe in the first six months of 2015.

Total revenue decreased by 46% to $48.3 million for the three months ended June 30, 2016, compared to $88.9 million realized in the second quarter of 2015. Total revenue from crude oil, condensate, and NGLs contributed 52% of total second quarter 2016 revenue before other income, royalties, and commodity price risk management contracts, compared to 46% in the three months ended June 30, 2015. For the six months ended June 30, 2016, total revenue decreased 42% to $103.4 million, compared to $179.1 million in the comparative 2015 period. Total revenue from crude oil, condensate, and NGLs contributed 46% of the first half 2016 revenue before other income, royalties, and commodity price risk management contracts, compared to 44% in the comparative 2015 period.

13

In the three months ended June 30, 2016, production expenses totaled $29.3 million ($8.46/boe), compared to $31.6 million ($8.58/boe) recorded in the same period of 2015. Production expenses totaled $55.0 million ($7.91/boe) for the six months ended June 30, 2016, compared to $65.8 million ($8.57/boe) in the first half of 2015. The reduction in production expenses between periods was primarily attributable to cost reductions realized through the operation of the Alder Flats Plant and continued field optimization work. Bellatrix executed a strong optimization program in the first half of 2016, mitigating base declines and providing additional cash flow with relatively small capital investment.

For the three months ended June 30, 2016, Bellatrix incurred royalties of $3.6 million, compared to $8.9 million in the second quarter of 2015. Overall royalties as a percentage of revenue (after transportation costs) in the second quarter of 2016 were 8% compared to 11% in the comparative 2015 period. For the six months ended June 30, 2016, royalties incurred totaled $7.0 million, compared to $23.9 million incurred in the comparative 2015 period. Overall royalties as a percentage of revenue (after transportation costs) in the six months ended June 30, 2016 were 8% compared with 15% in the first six months of 2015. Lower average corporate royalty rates period over period includes the impact from lower commodity prices as well as increased GCA credits associated with significant infrastructure and facilities investments by Bellatrix.

In the first half of 2016, the Government of Alberta completed its oil and gas royalty review, and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. In July 2016, the Alberta government provided further formulaic details on the MRF which is currently being assessed by Bellatrix.

Commodity Prices

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2016	2015	% Change	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.2882	1.2290	5	1.3289	1.2344	8

Crude oil:
WTI (US$/bbl)	45.59	57.95	(21)	39.52	53.34	(26)
Canadian Light crude blend ($/bbl)	55.01	68.88	(20)	48.11	61.08	(21)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	49.32	66.95	(26)	44.10	57.69	(24)
NGLs (excluding condensate)	13.05	15.15	(14)	11.74	16.69	(30)
Total crude oil and NGLs	25.57	37.77	(32)	23.42	35.14	(33)
Crude oil and condensate (including risk management (1))	48.66	66.73	(27)	43.65	58.28	(25)

Natural gas:
NYMEX (US$/mmbtu)	1.95	2.74	(29)	2.02	2.77	(27)
AECO daily index ($/mcf)	1.39	2.65	(48)	1.61	2.70	(40)
AECO monthly index ($/mcf)	1.25	2.67	(53)	1.68	2.81	(40)
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.50	2.91	(48)	1.75	2.95	(41)
Natural gas (including risk management (1))	2.34	2.94	(20)	2.38	2.99	(20)

 (1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

In the first six months of 2016, continued high levels of global oil production have oversupplied the market and led to a supply-demand imbalance in the global marketplace, which has resulted in the prolonged price deterioration for crude oil. North American oil inventories remain robust despite higher levels of refinery utilization. These impacts have been partially offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian light crude oil differential. Likewise, production of natural gas in North America has remained strong and has more than offset increased power demand and both LNG and Mexican exports. Natural gas storage levels in both Canada and the United States remain high through the end of the second quarter of 2016 further impacting prices.

14

For crude oil and condensate, Bellatrix realized an average price of $49.32/bbl before commodity price risk management contracts during the three months ended June 30, 2016, a decrease of 26% from the average price of $66.95/bbl received in the second quarter of 2015. By comparison, the Canadian Light crude blend price decreased by 20% and the average WTI crude oil benchmark price decreased by 21% between the second quarters of 2015 and 2016. For crude oil and condensate, Bellatrix realized an average price of $44.10/bbl before commodity price risk management contracts during the six months ended June 30, 2016, a decrease of 24% from the average price of $57.69/bbl received in the first six months of 2015. In comparison, the Canadian Light price decreased by 21% and the average WTI crude oil benchmark price decreased by 26% between the first six months of 2015 and 2016.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 14% to $13.05/bbl during the second quarter of 2016, compared to $15.15/bbl received in the three months ended June 30, 2015. NGL pricing in Western Canada remains challenged given individual market conditions for products such as propane and butane. Butane and propane pricing have been negatively impacted by increased supply from key United States natural gas plays. Propane has also been impacted by logistical issues in Western Canada which has hindered deliveries to major demand markets. Propane inventories remain at record levels across North America. Realized propane prices have continued to improve in the second quarter as seasonal demand had risen in key markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 30% to $11.74/bbl during the six months ended June 30, 2016, compared to $16.69/bbl received in the first half of 2015.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended June 30, 2016, the AECO daily reference price decreased by 48% and the AECO monthly reference price decreased by approximately 53% compared to the second quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the second quarter of 2016 decreased by 48% to $1.50/mcf compared to $2.91/mcf in the same period in 2015. During the first six months of 2016, the AECO daily reference price decreased by 40% and the AECO monthly reference price decreased by 40% compared to the same period in 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the six months ended June 30, 2016 decreased by 41% to $1.75/mcf compared to $2.95/mcf in the first half of 2015.

Long Term Debt

Bank Debt

Subsequent to June 30, 2016, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million Revolving Facility and a $155 million non-revolving Term Facility. The maturity date of the Revolving Facility has been extended to July 1, 2017, and Bellatrix may request a further extension for a period not to exceed 3 years, which may or may not be granted by the lenders. The maturity date of the Term Facility has been set at November 11, 2016. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to occur on November 11, 2016 (which will constitute the November redetermination in 2016). The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

From the beginning of the second quarter of 2016, Bellatrix has completed three cash generating transactions which collectively have generated total gross proceeds of approximately $267.5 million (the Facilities Monetization for $75 million, the Alder Flats Plant Sale for $112.5 million and the Offerings for gross proceeds of $80 million).

15

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility. The agreement governing the Credit Facilities contemplates that concurrently with the maturity of the Term Facility on November 11, 2016, the Revolving Facility will be reduced to $152 million, however, the actual amount of the Revolving Facility will depend on the semi-annual borrowing base review to be conducted in November 2016, which could result in a total commitment under the Revolving Facility being higher or lower than the $152 million.

At June 30, 2016, the Credit Facilities include a single financial covenant being the Company’s Senior Debt to EBITDA ratio must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017 (“Senior Debt Covenant”). Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will reduce to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at June 30, 2016, the Senior Debt to EBITDA ratio was 2.79 times.

Senior Notes

At June 30, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Notes:

(1) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2016 was $123.0 million.

(2) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Company. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities. Senior Debt at June 30, 2016 was $343.1 million.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s second quarter financial and operational results will be held on August 10, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until August 17, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 55260352 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

16

NON-GAAP measures

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

“Total net debt” and “adjusted working capital deficiency (excess)” are considered to be non-GAAP measures. Therefore reference to the non-GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), current bank debt and long-term debt. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, current deferred lease inducements, and the current portion of bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

“Total revenue” is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

“Operating netbacks”, “adjusted net profit (loss)”, and “total capital expenditures – net” are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding the after tax effect including non-deductible items, of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

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FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “remain”, “focus”, “believe”, “will”, “position”, “opportunity”, “maintain”, “continue”, “plan”, “future”, “strive”, “committed”, “expect”, “estimate”, “assume”, “target”, “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, the expectation that the transactions discussed herein have preserved the Company's core assets and long-term value platform, expectation of ability to repay Term Facility at maturity with cash generated from operations and other sources of funds, expectation that Bellatrix will regain a growth trajectory at the end of 2016 heading into 2017 through focused investment in the Spirit River liquids-rich natural gas play, the expectation that the production and reserves acquired pursuant to the Grafton acquisition will be processed through Bellatrix owned infrastructure and facilities and that such acquisition will have no incremental impact on general and administrative costs, the expected impact of the Facilities Monetization and Alder Flats Plant Sale on production expenses, the expectation that upon completion of Phase 2 of the Alder Flats Plant, production expenses will improve, expected timing and costs associated with completion of Phase 2 of the Alder Flats Plant, expected capacities and benefits of Phase 2 of the Alder Flats Plant, the expectation that the reduced cost profile resulting from completion of Phase 2 of the Alder Flats Plant will further enhance rate of return expectations on drilling projects in the greater Ferrier area and on future development drilling within liquids rich natural gas formations such as the Spirit River and Cardium, future drilling locations, expectations as to future risk management contracts to be put in place, guidance for the second half and full year of 2016 relating to production, natural gas weighting, capital expenditures and production expense, drilling plans and the timing thereof, intent to maintain strategic focus on investment in the Spirit River liquids-rich natural gas play, intent to proactively accelerate capital investment decisions into a firmer pricing environment and expectation that such strategy will provide enhanced benefits to shareholders over the near to medium term, intent to deliver accretive and profitable growth for shareholders and expectations relating to future commodity prices, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on August 9, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, any inability to repay the Term Facility prior to November 11, 2016, any inability to satisfy the covenants in the Credit Facilities, any reduction in the borrowing base of the Credit Facilities below levels of outstanding debt under such Credit Facilities, and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; ability to generate sufficient cash to repay the Term Facility; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

DRILLING LOCATIONS

This presentation discloses 521 net identified drilling locations. These identified drilling locations are comprised of 191 booked locations; and 330 unbooked locations. Booked locations are proved locations and probable locations derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited, Bellatrix's independent reserves evaluator, as of December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on Bellatrix's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all booked or unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the independent evaluator, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

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